Exhibit 2

AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2005

        The undersigned shareholder of AudioCodes Ltd. (the “Company”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NACHUM FALEK, or if unable to attend, ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 70151, Israel, on Thursday, September 29, 2005, at 11:00 a.m. (local time), and at any adjournment thereof.

        This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR Items 1, 2, 3, 4, 5 and 6.

1.	TO ELECT JOSEPH TENNE AS A CLASS II DIRECTOR

☐ FOR ☐ WITHHELD

2.	TO ELECT DR. EYAL KISHON AS AN OUTSIDE DIRECTOR

☐ FOR ☐ WITHHELD

3.	TO RATIFY THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR 2005 AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS

☐ FOR ☐ AGAINST ☐ ABSTAIN

4.	TO APPROVE CERTAIN TERMS OF COMPENSATION OF NON-EMPLOYEE DIRECTORS OF THE COMPNAY

☐ FOR ☐ AGAINST ☐ ABSTAIN

5.	TO APPROVE AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY REGARDING INSURANCE, INDEMNIFICATION AND EXCULPATION

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.	TO APPROVE CORRESPONDING AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS WITH EACH OF THE COMPANY'S DIRECTORS

☐ FOR ☐ AGAINST ☐ ABSTAIN

        The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

SIGNATURE(S) _________________________________________
SIGNATURE(S) _________________________________________
DATE _________________________________________________
Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.